17004861

Securities and Exchange
FEB 28 2017
RECEIVED

N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

SEC Mail Processing Section
FEB 28 2017
Washington DC
413

NAME OF BROKER-DEALER: Mainspring Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Lake Ave. Suite 401
(No. and Street)

Pasadena	California	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Chi — 626.345.5897 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9730 E. Watson Rd. Suite 100	Saint Louis	MO	63126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, Allen Chi swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainspring Capital Management, LLC, as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 156-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 156-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of LOS ANGELES)

On FEB. 24TH 2017 before me, ALLEN SARKISSIAN, NOTARY PUBLIC
Date *Here Insert Name and Title of the Officer*

personally appeared ALLEN CHI
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ALLEN SARKISSIAN
Commission # 2064742
Notary Public - California
Los Angeles County
My Comm. Expires Apr 17, 2018

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Mainspring Capital Management, LLC

FINANCIAL STATEMENTS

December 31, 2016

Mainspring Capital Management, LLC
Table of Contents

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mainspring Capital Management LLC

We have audited the accompanying financial statements of Mainspring Capital Management LLC which comprise the balance sheet as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Mainspring Capital Management LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mainspring Capital Management LLC as of December 31, 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Mainspring Capital Management LLC's financial statements. The supplemental information is the responsibility of Mainspring Capital Management LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Security and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies + Associates

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 24, 2017

Mainspring Capital Management, LLC
Statement of Financial Condition
December 31, 2016

	2016
Assets	
Current Assets	
Cash and cash equivalents	$3,862,253
Accounts receivable	$121,000
Other	1,003,792
Total Assets	$4,987,045
Liabilities and Members' Equity	
Current Liabilities	
Accounts payable and accrued liabilities	3,520
Unearned Revenue (Note 1)	3,175,786
Total Current Liabilities	3,179,306
Members' Equity	1,807,739
Total Liabilities and Members' Equity	$4,987,045

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Mainspring Capital Management, LLC
Statement of Income
For the Year Ended December 31, 2016

	2016
Revenues	
Services Income	$ 1,858,842
Rental Income	44,569
Interest Income	1
Total Revenue	1,903,412
Expenses	
Commissions	250,000
Professional Fees	28,662
Rent Expense	67,623
Licenses and registrations	6,224
Other	70,351
Total Expenses	422,860
Operating Income	1,480,552
Net Income	$ 1,480,552

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Mainspring Capital Management, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	2016
Equity at Beginning of Year	$527,187
Net Income	1,480,552
Deductions (Member Draw)	(200,000)
Equity at End of Year	$1,807,739

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Mainspring Capital Management, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

		2016
Cash Flows From Operating Activities		
Net Income		$ 1,480,552
Adjustments to reconcile net income to net cash (used by) operating activities:		
Accounts Receivable	$ 2,888	
Accounts Payable	644	
Unearned Revenue	1,765,786	1,769,318
Net Cash Provided by Operating Activities		3,249,870
Cash Flows Used in Financing Activities		
Shareholder Loan	(1,000,000)	
Distributions	(200,000)	(1,200,000)
Change in Cash		2,049,870
Cash at Beginning of Year		1,812,383
Cash at End of Year		3,862,253
Supplemental disclosure of cash flow information:		
Interest paid		$ -
Taxes paid		$ 300

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Mainspring Capital Management, LLC

Notes to Financial Statements

I. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company – Mainspring Capital Management, LLC (the "Company") is a limited liability company under the laws of the state of Delaware. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

Accounting Estimates – The preparation of financial statements is conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of asset and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest bearing deposits, non-interest bearing deposit and money market funds.

Revenue Recognition – Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred. Unearned revenue is monies that are fully refundable upon client's request prior to projects being completed.

Advertising Costs – Advertising and promotion costs are expensed as incurred.

Accounts Receivable – Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes – Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company's members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies. The Company is subject to audit by the taxing agencies for years ending 2013, 2014 and 2015.

Concentration of Credit Risk – The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments – FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

All assets in the amount of $4,987,045 at December 31, 2016 are considered level 1.

II. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company lent money to America's Global Alliance, LP (AGA Capital), an affiliate of Mainspring Capital Management, of $1,000,000. In addition, the Company paid an annual management fee of $250,000 to Mainspring Principal, LLC, the sole owner of Mainspring Capital Management, during the year.

III. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ration of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was 4.66 to 1. The basic concept of the Rule is liquidity; its object being to require a broker-dealer in securities to have at all

times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $682,947 which was $$470,993 in excess of the amount required by the SEC.

IV. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3

The Company relies on Section k(2)(i) of the SEC Rule 150-3 to exempt them from the provision of these rules.

V. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 24, 2017, the date at which the financial statements were issued, and determined there are no other items to disclose.

Mainspring Capital Management, LLC.
SUPPLEMENTAL INFORMATION

Mainspring Capital Management, LLC
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2016

	2016
Net Capital	
Total members' equity	$1,807,739
Less non-allowable assets	1,124,792
Total Allowable Capital	682,947
Less haircuts on investments (none)	0
Total Net Capital	682,947
Minimum Net Capital Requirement	211,954
Excess Over Minimum Net Capital Requirement	$470,993
Total Aggregate Indebtedness	$3,179,306
Ratio of Aggregate Indebtedness to Net Capital	4.66

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part M at December 31, 2016.

Mainspring Capital Management, LLC
Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2016; and a reconciliation to that calculation is not included herein.

Mainspring Capital Management, LLC
Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provision of section (k)(2)(i) and, accordingly, has no possession or control requirements.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mainspring Capital Management LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mainspring Capital Management LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mainspring Capital Management LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Mainspring Capital Management LLC stated that Mainspring Capital Management LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mainspring Capital Management LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mainspring Capital Management LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associates

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 24, 2017

Assertions Regarding Exemption Provisions

We, as members of management of Mainspring Capital Management, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934.Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rul 156-3 by operating under the exemption provided by Rule 150-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016

Mainspring Capital Management, LLC

By:

Allen Chi

2/1/17

Date

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENT (FORM SIPC-7)

Board of Directors of
Mainspring Capital Management LLC

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Mainspring Capital Management LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mainspring Capital Management LLC's compliance with the applicable instructions of Form SIPC-7. Mainspring Capital Management LLC's management is responsible for Mainspring Capital Management LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2016 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 24, 2017